UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed, Founder Group Limited (the “Company”) held its 2025 extraordinary general meeting of shareholders (the “Meeting”) virtually on July 8, 2025 and adopted resolutions relating to the dual class share structure. On July 16, 2025, the Company filed its amended and restated memorandum and articles of association with the Registrar of Corporate Affairs of the British Virgin Islands.

The change from ordinary shares to A ordinary shares of no par value (“Class A Shares”) will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on July 29, 2025, whereupon the Class A Shares will begin trading. The Company’s Class A Shares will continue to trade on the Nasdaq Capital Market under the symbol “FGL” and under the CUSIP Number of G3662E105.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: July 29, 2025

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